EXHIBIT 99.1

Condensed Consolidated

Financial Statements

(Unaudited)

June 30, 2015

Shopify Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

Expressed in US $000’s except share amounts

		As at
	Note	June 30, 2015 $	December 31, 2014 $
Assets
Current assets
Cash and cash equivalents	4, 5	146,668	41,953
Short-term investments	4	52,161	17,709
Trade and other receivables		3,293	7,227
Other current assets		2,954	1,495

		205,076	68,384

Long term assets
Property and equipment		25,600	21,728
Intangible assets		3,831	2,708
Goodwill		2,373	2,373

		31,804	26,809

Total assets		236,880	95,193

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		17,800	12,514
Current portion of deferred revenue		9,601	6,775
Current portion of lease incentives		774	485

		28,175	19,774

Long term liabilities
Deferred revenue		550	394
Lease incentives		8,604	7,293

		9,154	7,687

Commitments and contingencies	6
Shareholders’ equity
Convertible preferred shares; nil and 27,159,277 shares authorized, issued and outstanding (aggregate liquidation preference of nil and $87,500)		—	87,056
Common shares – unlimited shares authorized; nil and 39,310,446 issued and outstanding		—	4,055
Common stock, unlimited Class A subordinate voting shares authorized, 9,045,600 and nil issued and outstanding; unlimited Class B multiple voting shares authorized, 66,678,999 and nil issued and outstanding;		227,964	—
Additional paid-in capital		8,477	5,685
Accumulated deficit		(36,890)	(29,064)

Total shareholders’ equity		199,551	67,732

Total liabilities and shareholders’ equity		236,880	95,193

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Expressed in US $000’s except share amounts

	Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Series C Convertible Preferred Shares		Common Stock		Additional Paid-In Capital $	Accumulated Deficit $	Total $
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
As at December 31, 2013	13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	38,563,121	3,009	2,069	(6,753)	85,381

Exercise of stock options	—	—	—	—	—	—	113,333	285	(209)	—	76
Stock-based compensation	—	—	—	—	—	—	—	—	1,689	—	1,689
Vesting of restricted shares	—	—	—	—	—	—	296,040	428	—	—	428
Net loss and comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(13,245)	(13,245)

As at June 30, 2014	13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	38,972,494	3,722	3,549	(19,998)	74,329

	Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Series C Convertible Preferred Shares		Common Stock		Additional Paid-In Capital $	Accumulated Deficit $	Total $
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
As at December 31, 2014	13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	39,310,446	4,055	5,685	(29,064)	67,732

Exercise of stock options	—	—	—	—	—	—	341,150	396	(232)	—	164
Stock-based compensation	—	—	—	—	—	—	—	—	3,024	—	3,024
Vesting of restricted shares	—	—	—	—	—	—	58,726	181	—	—	181
Issuance of Class A subordinate voting shares upon initial public offering, net of offering costs of $14,259	—	—	—	—	—	—	8,855,000	136,276	—	—	136,276
Conversion of preferred shares to Class B multiple voting shares upon initial public offering	(13,025,765)	(5,346)	(7,247,070)	(11,952)	(6,886,442)	(69,758)	27,159,277	87,056	—	—	—
Net loss and comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(7,826)	(7,826)

As at June 30, 2015	—	—	—	—	—	—	75,724,599	227,964	8,477	(36,890)	199,551

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

Expressed in US $000’s, except share and per share amounts

		Three months ended		Six months ended
	Note	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Revenues
Subscription solutions		25,459	15,567	47,811	28,620
Merchant solutions		19,467	8,113	34,463	13,870

		44,926	23,680	82,274	42,490

Cost of revenues
Subscription solutions		5,422	3,842	10,455	7,126
Merchant solutions		14,252	5,523	25,001	9,421

		19,674	9,365	35,456	16,547

Gross profit		25,252	14,315	46,818	25,943

Operating expenses
Sales and marketing		16,091	12,569	29,631	22,287
Research and development, net of refundable tax credits of nil and $296 (2014 – $240 and $480)		8,800	6,647	16,113	12,733
General and administrative		3,822	2,138	8,011	3,934

Total operating expenses		28,713	21,354	53,755	38,954

Loss from operations		(3,461)	(7,039)	(6,937)	(13,011)

Other income (expenses)
Interest income, net		30	13	41	23
Foreign exchange gain (loss)		135	146	(930)	(257)

		165	159	(889)	(234)

Net loss and comprehensive loss		(3,296)	(6,880)	(7,826)	(13,245)

Basic and diluted net loss per share attributable to shareholders	8	$(0.06)	$(0.18)	$(0.17)	$(0.34)
Weighted average shares used to compute net loss per share attributable to shareholders	8	53,040,539	38,866,937	46,230,413	38,755,733

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

Expressed in US $000’s

		Six months ended
	Note	June 30, 2015 $	June 30, 2014 $
Cash flows from operating activities
Net loss for the period		(7,826)	(13,245)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation		3,125	2,063
Stock-based compensation		2,830	1,656
Vesting of restricted shares		181	428
Unrealized foreign exchange loss		1,036	39
Changes in lease incentives		1,600	2,092
Change in deferred revenue		2,982	1,454
Changes in non-cash working capital items	9	6,713	2,125

Net cash provided by (used in) operating activities		10,641	(3,388)

Cash flows from investing activities
Purchase of short-term investments		(45,686)	—
Sale of short-term investments		11,196	—
Acquisitions of property and equipment		(5,219)	(4,922)
Acquisitions of intangible assets		(1,813)	(946)

Net cash used in investing activities		(41,522)	(5,868)

Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs		136,276	—
Proceeds from the exercise of stock options		164	77

Net cash provided by financing activities		136,440	77

Effect of foreign exchange on cash and cash equivalents		(844)	(112)

Net increase (decrease) in cash and cash equivalents		104,715	(9,291)
Cash and cash equivalents – Beginning of Period		41,953	83,529

Cash and cash equivalents – End of Period		146,668	74,238

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

1	Nature of Business

Shopify Inc. (“Shopify” or “the Company”) was incorporated as a Canadian corporation on September 28, 2004.

The Company’s mission is to make commerce better for everyone. The Company provides a leading cloud-based commerce platform designed for small and medium-sized businesses. Using a single interface, the Company’s merchants can design, set up and manage their shops across multiple sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. The Company’s platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. The Company’s platform is engineered to enterprise-level standards and functionality while designed for simplicity and ease-of-use.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

Initial Public Offering

In May 2015, the Company completed its initial public offering, or IPO, in which it issued and sold 8,855,000 Class A subordinate voting shares at a public offering price of $17.00 per share (including the 1,155,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option). The Company received net proceeds of $136,276 after deducting underwriting discounts and commissions of $10,537 and other offering expenses of $3,722. Immediately prior to consummation of the IPO, all of the then-outstanding common shares were redesignated as an aggregate of 39,780,952 Class B multiple voting shares, and upon consummation of the IPO, all of the then-outstanding redeemable convertible preferred stock automatically converted into an aggregate of 27,159,277 Class B multiple voting shares.

2	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Shopify Payments (Canada) Inc., incorporated in Canada; the following United States subsidiaries each incorporated in Delaware: Shopify Payments (USA) Inc., Shopify Data Processing (USA) Inc., Shopify LLC and Shopify Holdings (USA) Inc.; and Shopify (Ireland) Ltd., incorporated in Ireland. On February 19, 2015 the Company dissolved and wound up two inactive shell subsidiaries, Jet Cooper Ltd., incorporated in Canada; and Atatomic Inc., incorporated in Canada. The wind-up had no accounting impact on the unaudited condensed consolidated financial statements. All intercompany accounts and transactions have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2014. The condensed consolidated balance sheet at December 31, 2014 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The results for the three and six months ended June 30, 2015 are not necessarily indicative of the results expected for the full fiscal year.

3	Significant accounting policies

The unaudited condensed consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

The Company has not adopted any new accounting policies in the three and six months ended June 30, 2015.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that are subject to estimation and assumptions include: estimates related to contingencies and refundable tax credits; chargebacks on Shopify Payments transactions that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; capitalization of software development costs; estimated useful life of property and equipment and intangible assets; estimates relating to the recoverability of lease inducements; and assumptions used when employing the Black-Scholes valuation model to estimate the fair value of shares and stock-based awards. Actual results may differ from the estimates made by management.

Concentration of Credit Risk

The Company’s cash and cash equivalents, short-term investments, trade and other receivables, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian and United States banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with short-term investments by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash equivalents and short-term investments earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the United States dollar. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard becomes effective for reporting periods beginning after December 15, 2017, with no early adoption permitted. The Company is currently assessing the impact of this new standard.

In February 2015, the Financial Accounting Standards Board issued ASU No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. The Company is currently assessing the impact of these amendments.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendment is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Company is currently assessing the impact of this new standard.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The standard will be effective for the Company’s fiscal year beginning January 1, 2016. The Company is currently assessing the impact of this new standard.

4	Fair Value Measurements

The carrying amounts for cash and cash equivalents, short-term investments, trade receivables, other receivables, trade accounts payable and accruals, and employee related accruals approximate fair value due to the short-term maturities of these instruments.

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

The Company measures the fair value of its financial assets and liabilities using a fair value hierarchy.

As of June 30, 2015, the Company’s financial instruments, measured at fair value on a recurring and non-recurring basis, were as follows:

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Money market funds	37,735	37,735	—	—
U.S. term deposits	1,250	1,250	—	—
Short-term investments:
U.S. federal bonds	16,410	16,410	—	—
Corporate bonds	35,873	—	35,873	—

All instruments mature within the next year of the consolidated balance sheet date.

As of December 31, 2014, the Company’s financial instruments, measured at fair value on a recurring and non-recurring basis, were as follows.

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Money market funds	31,271	31,271	—	—
Canadian guaranteed investment certificates	1,294	1,294	—	—
U.S. term deposits	3,500	3,500	—	—

Short-term investments:
U.S. federal bonds	5,502	5,502	—	—
Corporate bonds	12,207	—	12,207	—

Derivatives:
Foreign exchange forward contracts	7	—	7	—

As at December 31, 2014 the Company held foreign exchange forward contracts to convert USD into CAD to fund a portion of its operations. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

There were no transfers between Levels 1, 2 and 3 during the three and six months ended June 30, 2015.

5	Credit facility

In March 2015, the Company entered into a credit facility with Silicon Valley Bank, which provides for a $25,000 revolving line of credit bearing interest at the U.S. prime rate, as established by the Wall Street Journal plus or minus 25 basis points per annum. As at June 30, 2015 the effective rate was 3.00%. The

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

credit facility is collateralized by substantially all of the Company’s assets, including the stock of its subsidiaries, but excluding the Company’s intellectual property, which is subject to a negative pledge and has a maturity date of March 11, 2016. As of June 30, 2015, no amounts have been drawn under this credit facility and the Company is in compliance with all of the covenants contained therein.

6	Commitments and Contingencies

Operating Leases

Rent expense was $1,737 and $1,215 for the three months ended June 30, 2015 and 2014, respectively, and $3,022 and $1,895 for the six months ended June 30, 2015 and 2014, respectively.

Amounts of minimum future annual rental commitments under non-cancellable operating leases in each of the next five years and thereafter are as follows:

Fiscal Year	Amount $
Remainder of 2015	2,889
2016	6,222
2017	7,941
2018	7,950
2019	8,002
Thereafter	50,940

Total future minimum lease payments	83,944

Sales taxes

In fiscal 2014, the Company determined that it owed amounts related to sales and use taxes in various states and local jurisdictions and as a result recorded a sales tax liability of $2,182 which was included in general and administrative expenses for the year ended December 31, 2014. During the six months ended June 30, 2015 the Company registered in applicable states, filed all necessary voluntary disclosure agreements and began charging sales taxes to its merchants. As a result of business activities, in the three and six months ended June 30, 2015, the Company recognized additional sales taxes of nil and $566 within general and administrative expenses.

7	Shareholders’ Equity

Convertible Preferred Shares

Upon the completion of the Company’s IPO, all of the then outstanding convertible preferred shares were converted into 27,159,277 Class B multiple voting shares.

Common Stock Authorized

Immediately prior to the completion of the Company’s IPO, all of the then outstanding 39,780,952 common shares were redesignated as Class B multiple voting shares. The Company is authorized to issue an unlimited amount of Class A subordinate voting shares and an unlimited amount of Class B multiple voting

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class A subordinate voting shares are not convertible into any other class of shares, including Class B multiple voting shares. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. In addition, Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-based compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Stock Option Plan (“the Legacy Option Plan”). Under the Legacy Option Plan, the Board of Directors was authorized to grant options to purchase common shares to both employees and non-employees. The Compensation Committee, or in their absence, the Board of Directors, was given the authority to set the exercise prices of all options granted based upon not less than the fair market value of the common shares of the Company on the date of grant. In October 2010, an amendment was made to the Legacy Option Plan to set all future option grants, unless otherwise specified by the Board at the time of grant, on a uniform vesting schedule over four years with 25% vesting after one year and the remainder vesting 1/48 each month thereafter. In April 2013, an amendment was made to the Legacy Option Plan to provide that the term of the options shall be exercisable until the tenth anniversary of their grant date. In December 2013 the Board of Directors approved a modification to the Legacy Option Plan which allowed for uniform vesting at 1/48 each month starting immediately in the first month after an option grant for any grant issued to employees subsequent to their initial grant. At that time, the Board of Directors also approved a modification that changed the initial vesting commencement date from three months following the employment or engagement start date to the actual employment or engagement start date. Immediately prior to the completion of the Company’s IPO, a total of 14,982,341 options were outstanding under the Legacy Option Plan, and, in connection with the closing of the offering, each such option became exercisable for one Class B multiple voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan.

The Company’s board of directors and shareholders have approved a new stock option plan (“Stock Option Plan”), which became effective on May 27, 2015, as well as a long-term incentive plan (“LTIP”). The Stock Option Plan will allow for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the Stock Option Plan will have an exercise price determined and approved by the Company’s board of directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. Both the vesting period and term of the option in the Stock Option Plan are consistent with what was set out in the Legacy Option Plan.

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

The LTIP provides for the grant of share units, or LTIP Units, consisting of restricted share units (“RSU”), performance share units (“PSU”), and deferred share units (“DSU”). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the board of directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s board of directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. DSUs will be granted solely to directors of the Company, at their option, in lieu of their board retainer fees, DSUs will vest upon a director ceasing to act as a director.

As at June 30, 2015, the Company has not made any grants under its LTIP. The Company has granted 216,150 stock options under its new Stock Option Plan and nil have been exercised or cancelled as at June 30, 2015. A summary of option activity under the Legacy Option Plan and the new Stock Option Plan is as follows:

	Quantity	Weighted Average Price $
Options outstanding at January 1, 2015	15,031,388	1.32
Granted	651,900	12.80
Exercised	(341,150)	0.48
Forfeited	(184,168)	2.57

Options outstanding June 30, 2015	15,157,970	1.81

The 651,900 options granted during the six months ended June 30, 2015 had a weighted average grant date fair value of $7.21. The 1,050,250 options granted during six months ended June 30, 2014 had a weighted average grant date fair value of $4.40.

As at June 30, 2015 the aggregate intrinsic value of the Company’s outstanding stock options was $487,144 and the weighted-average remaining contractual term of the outstanding stock options was 6.78 years. The aggregate intrinsic value represents the difference between the Company’s closing stock price of its common stock and the exercise price of outstanding, in-the-money options. The Company’s closing stock price as reported on the New York Stock Exchange as of June 30, 2015 was $33.95.

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Cost of revenues	72	66	131	106
Sales and marketing	182	157	356	290
Research and development	826	628	1,605	1,497
General and administrative	491	118	919	191

	1,571	969	3,011	2,084

Shopify Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Expressed in US $000’s except share and per share amounts

The Company capitalized $136 and $22 of stock-based compensation as software development costs in the three-month periods ended June 30, 2015 and 2014 and $194 and $33 of stock-based compensation as software development costs in the six-month periods ended June 30, 2015 and 2014.

8	Earnings per Share

The Company applied the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Basic weighted average number of shares outstanding	53,040,539	38,866,937	46,230,413	38,755,733

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	15,157,970	13,448,268	15,157,970	13,448,268
Restricted shares	89,588	293,932	89,588	293,932
Convertible preferred shares	—	27,159,277	—	27,159,277

	15,247,558	40,901,477	15,247,558	40,901,477

In the three and six months ended June 30, 2015 and 2014, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

9	Supplemental Cash Flow Information Items

The following table presents the changes in non-cash working capital items.

	Six months ended
	June 30, 2015 $	June 30, 2014 $
Trade and other receivables	3,716	(2,017)
Other current assets	(1,459)	(154)
Accounts payable and accrued liabilities	4,456	4,296

	6,713	2,125

As of June 30, 2015 and 2014, $1,975 and $297 of acquired property and equipment remained unpaid and in accounts payable.